Exhibit 21
VERSO PAPER HOLDINGS LLC’S SUBSIDIARIES

Name	Jurisdiction of Incorporation	Percentage of Ownership
Verso Paper Inc.	Delaware	100%
Verso Paper LLC	Delaware	100%
Verso Androscoggin LLC	Delaware	100%
Verso Bucksport LLC	Delaware	100%
Bucksport Leasing LLC	Delaware	100%
Verso Maine Energy LLC	Delaware	100%
Verso Quinnesec LLC	Delaware	100%
Verso Sartell LLC	Delaware	100%
Verso Paper Five Corp.	Delaware	100%
Verso Fiber Farm LLC	Delaware	100%
nexTier Solutions Corporation	California	100%